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                              April 12, 2024

       Ron J. Copher
       Executive Vice President and CFO
       Glacier Bancorp, Inc.
       49 Commons Loop
       Kalispell, MT 59901

                                                        Re: Glacier Bancorp,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-41170

       Dear Ron J. Copher:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Lending Activity, page 36

   1.                                                   We note from your
tabular disclosure that commercial real estate (   CRE   ) loans increased
                                                        $506 million, or 5%
during fiscal year ended December 31, 2023 and represents a
                                                        significant portion of
your total loan portfolio. We also note disclosure on page 16 that your loan portfolio
contains a significant number of CRE loans with relatively large balances and the
deterioration of one or more of these loans may cause a significant increase in
non-performing loans and could result in a loss from earnings, an increase in the provision for
credit losses, or an increase in charge-offs, which could have a material adverse impact on your
business. Please revise, in future filings, to further disaggregate the composition of your
CRE loan portfolio to address geographic and other
                                                        concentrations to the
extent material to an investor   s understanding of your CRE loan
                                                        portfolio. In this
regard, provide quantitative and qualitative disclosure regarding current weighted average and/or
range of loan-to-value ratios and occupancy rates and disclose the extent of your
exposure by borrower type, such as office, retail, hotel and multifamily.
 Ron J. Copher
Glacier Bancorp, Inc.
April 12, 2024
Page 2
2. Additionally, we note your disclosure on page 16 that federal bank regulators have highlighted the increased risk associated with CRE loans, including with respect to the higher vulnerability of these credits to pressure as interest rates remain elevated and market conditions in many large metropolitan areas continue to show signs of stress.
         Please revise to clarify the specific risk management policies, procedures or other actions undertaken by management in response to the current environment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Victor Cecco at 202-551-2064 or John Spitz at 202-551-3484 with any questions.



FirstName LastNameRon J. Copher                                Sincerely,
Comapany NameGlacier Bancorp, Inc.
                                                               Division of
Corporation Finance
April 12, 2024 Page 2                                          Office of
Finance
FirstName LastName